U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

General Form For Registration of Securities
of Small Business Issuers Under Section 12(b)
or 12(g) of the Securities Act of 1934

CORONADO RESOURCES, INC.

(Name of Small Business Issuer in Its Charter)

NEVADA	88-0470242

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

27735 Mountain Meadow Road, Suite 13,
Escondido, California

(Physical Address of Principal Executive Offices)

P.O. Box 1058, San Marcos, California	92079

(Mailing Address of Principal Executive Offices)	(Zip Code)

(619) 692-5877

(Issuer’s Telephone Number)

Securities to be registered under Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Securities to be registered under Section 12(g) of the Act:

Common Stock — .001 Par Value

(Title of Class)

PART 1

ITEM 1
DESCRIPTION OF THE BUSINESS

BUSINESS DEVELOPMENT

FORM AND YEAR OF ORGANIZATION

Coronado Resources, Inc. was incorporated in Nevada on March 10, 1999 for the purpose of developing a design and installation company specializing in an advanced solar protection window film for residential and commercial glass applications.

We received our initial funding through the sale of common stock to investors from the period of approximately June 1, 1999 until June 30, 1999. We offered and sold 6,100 common stock shares at $1.00 per share to non-affiliated private investors. From inception until the date of this filing, Management developed the company’s business plan and we had no material operating activities.

BANKRUPTCY OR SIMILAR PROCEEDINGS

There have been no bankruptcy, receivership or similar proceedings.

REORGANIZATIONS, PURCHASE OR SALE OF ASSETS

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF THE ISSUER

PRINCIPAL PRODUCTS OR SERVICES AND MARKETS

This is the initial phase of our business plan. After receiving funding, our intention is to become a primary provider of advanced solar protection window film for residential and business window applications. We intend to sell and install a new advanced solar window film product that is based upon our trade secret design that exceeds existing solar reflective specifications of current premium window films, is scratch resistant, and is virtually invisible. Our proprietary advanced solar window film will provide additional sunlight fade protection up to 400 nanometers, the beginning of visible light, through a blend of selected light wave reflectors and ultraviolet inhibitors. This unique technique of using a blended layer of chemical reflectors and inhibitors will enable us to exceed heat, glare, and reflective properties of current window films without additional costs. We intend to offer a lifetime window film warranty against peeling and cracking for residential applications, and a twelve year warranty for commercial applications.

William Talvy completed the design of the advanced solar protection window film in 1999. On March 15, 1999, Mr. Talvy accepted the position of president of our company. On April 20, 1999,

the company signed an exclusive license agreement with its president for use of his advanced solar protection window film design in exchange for 5,000 restricted shares of Coronado Resources, Inc. common stock. The number of shares issued was based upon an estimate of the total out-of-pocket costs incurred by Mr. Talvy for his product design and testing.

The first two markets we intend to service are the Southern California and Arizona areas which have a large concentration of residential and commercial buildings subject to high heat and solar conditions.

Solar window film is one of the fastest growing home and business improvement products because owners and builders have discovered its many benefits, such as:

Reduce heat up to 79%
Reduce UV rays up to 99%
Remove glare up to 80%
Reduced utility costs
Increased privacy through one way visibility
EPA recommended for all federal buildings
For use on all types of glass

Solar window film rejects up to 99% of damaging Ultra Violet rays that contribute to the fading of carpets, furniture, draperies and wood furniture and floors. The film adapts to the changes in seasons, reflecting the hot sun in the summer, and with Low E films, re-radiates heat in the winter that would otherwise escape through the window surface.

Safety and security films are made from tear resistant polymer and have all the benefits of Solar window films with the following additions:

Makes glass shatter resistant
Maintains water tight barrier, should glass break

Safety and security films provide a deterrent for theft at department stores, computer outlets, clothing chains and other retail and commercial applications with large window displays. Protection from flying glass in cases of earthquake, tornadoes and high wind is provided. The need for boarding up windows in the case of hurricanes is removed and protection from water damage commonly experienced in a hurricane or tornado is also provided. When fire breaks out, untreated windows and doors can easily shatter when subjected to pressure from radiated heat. Treated glass reduces the risk of shattering and minimizes the oxygen feeding the fire through broken windows.

Window films are transparent layers of high quality polyester which is laminated and coated using special adhesives, ultraviolet inhibitors and protective scratch resistant coatings. Select concentrations of metal particles are sputter coated onto sheets of polyester, allowing for varying degrees of color and solar energy rejection performance capability. Films are then applied to the inside surface of the glass. Solar control window films are designed to specifically control the sun’s electromagnetic energy. The selection of a window film product is based upon the (1) transmittance, which measures the percentage of solar energy and visible light (daylight) that passes through a glazing system, (2) absorptance, which measures the percentage of solar energy and light that are absorbed by the window film, as absorptance levels increase so will the temperature of the glass, and (3) reflectance, which measures the percentage of solar energy and visible light that are being reflected by the window film. Highly reflective films offer high heat rejection capability. Varying degrees of film can be applied based upon the application and dependent on the customers requirements for heat control, UV protection, natural light desired, two-way visibility or privacy.

Based upon Management’s experience in the window film industry, the size and nature of the market is diverse and continues to grow at a steady rate. According to US Census Bureau statistics, $756,000,000 was spent in 1999 for alterations to windows and doors in owner-occupied homes and $3,291,000,000 was spent for major replacements to windows and doors. A total of $1,560,000,000 was spent for alterations or major replacements to windows and doors in residential rental properties (US Census Bureau, Expenditures for Residential Improvements and Repairs, 1999 — www.census.gov). In many areas local providers of gas and electricity have developed efficiency rebates to reward customers who install reflective window film to conserve energy. Small business owners and homeowners generally qualify for rebates of $0.35 to $0.45 per square foot of film installed.

In our company’s development stage, we have taken the following steps: signed an exclusive licensing agreement with our president for use of his advanced solar window film product design, prepared a business plan which proposes to utilize our founders’ backgrounds to sell and install our proprietary advanced solar window film product to residential and commercial users in Southern California and Arizona, and filed this Form 10-SB with the Securities and Exchange Commission in order to make our financial information equally available to any interested parties or investors.

In order to bring our product to market, our business plan includes the following future steps: complete all Form 10-SB filing requirements during months one through three, obtain a listing on the Over the Counter Electronic Bulletin Board during months four through six, prepare a private placement memorandum during months seven through eight, and raise capital of $2,000,000 through the sale of common stock in a private placement by selling 2,000,000 shares at $1.00 per share, to accredited or sophisticated investors during months nine through ten. During month eleven, after raising capital, the company intends to open one office in San Diego County, and one in Orange County, California. During months eleven through sixteen, in order to operate both offices for six months, we intend to expend $40,000 for two managers, $35,000 for two estimators/trainers, $90,000 for six installers, $25,000 for two office clerical employees, $45,000 for inventory, $10,000 for set-up and maintenance of the company’s web site, $125,000 for advertising, $118,000 for purchase of computers and fixed assets, $10,000 for insurance, and $50,000 for rent and other operating expenses. After month sixteen, we intend to expand into Arizona by opening one new office in Phoenix.

DISTRIBUTION METHODS OF PRODUCTS OR SERVICES

Once we obtain our planned financing, we intend to offer information on our services to prospective clients on a web site which will feature available products, services, contact information and links. We also plan to advertise our product on existing home improvement and construction industry web sites, such as Remodeling Online and HomeEnergy.com, and purchase “banner ads” on the web pages of well-known regional window and glass supply companies. Magazine advertising in such publications as “Today’s Homeowner”, “Better Homes and Gardens”, and “San Diego Living” will also be utilized, as well as area home improvement show booth rentals and direct distribution of marketing flyers to local builders, architects and homeowners. We will use our management’s experience in national retail account sales to market directly to major retailers such as Sears, J.C. Penney, Loews, and Home Depot. Our business plan also includes direct marketing to national major commercial end users of solar protection window film such as fast food restaurants, restaurant chains, and convenience store operators. We plan to sell our advanced solar window film for approximately $6.00 to $9.00 per square foot, which is comparable to the price of existing competitors’ prices for premium window film.

STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES

Coronado has no new product or service planned or announced to the public.

COMPETITION AND COMPETITIVE POSITION

The size and financial strength of Coronado’s primary competitors are substantially greater than those of the company. In examining major competitors, such as Sun Control Products, Sunblock Window Tinting, and Performance Tinting, we have found they offer a variety of solar protection window films with features such as shatter resistance, heat, UV and glare reduction, one-way privacy viewing from the outside, and various levels of clarity for viewing from the inside. Coronado’s competitors have longer operating histories, larger customer bases, and greater brand recognition than we do. We are not aware of any significant barriers to our entry into the sun control product market, however, we, at this time, have no market share of this market.

SUPPLIERS AND SOURCES OF RAW MATERIALS

Management will rely on their combined experience and knowledge in the solar control window film industry to choose one or more film manufacturers of its trade secret product. While we have not begun negotiations or secured current contracts with suppliers to manufacture a product to our specifications, we are familiar with manufacturers such as 3M Company and Solar Gard that provide moderately priced solar control window film. In addition, three companies, Southwall Technologies, CP Films, and Hanita Coatings manufacture the more advanced feature solar control window films currently available. Through our management’s dealings with these advanced feature film manufacturers, we are aware that product deliveries of advanced solar control window film that complies with our own trade secret design specifications can be available in approximately nine to twelve months. This production time frame is well within the requirements of our business plan milestones. We plan to enter into agreements with one or more manufacturers of advanced films after raising capital per our business plan.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

We will not depend on any one or a few major customers. We plan to initially focus on the 1,993,971 housing units currently existing in San Diego County and Orange County, California.

In San Diego County these units are comprised of 614,345 single housing units, 377,666 multiple housing units and 47,078 mobile/modular homes and in Orange County 586,758 single housing units, 336,328 multiple housing units and 31,796 mobile/modular units. (Source: California Department of Finance, May 3, 2000). After sixteen months of marketing in Southern California, we intend to expand into the Phoenix, Arizona area.

PATENTS, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, OR LABOR CONTRACTS

We have no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any copyright, trademark or patent applications on an ongoing basis. The design of our proprietary advanced solar protection window film and related manufacturing specifications consist of important intellectual property of Coronado Resources, Inc. which is protected by trade secret laws.

On April 20, 1999, the company signed an exclusive license agreement with its president for use of his advanced solar window film design in exchange for 5,000 restricted shares of the company’s common stock. The shares were issued in exchange for a ten year exclusive right to the development, manufacturing, marketing, sale, sub-licensing, and any and all usages of the advanced solar window design design in the United States and overseas. After ten years the license is subject to automatic renewal each year thereafter, subject to written notification, sixty days in advance to the renewal date, by both parties of the license agreement.

NEED FOR GOVERNMENT APPROVAL FOR ITS PRODUCTS OR SERVICES

We are not required to apply for or have any government approval for our products or services.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE COMPANY

We will be subject to common business and tax rules and regulations pertaining to the operation of our business in the State of California.

RESEARCH AND DEVELOPMENT COSTS DURING THE LAST TWO YEARS

We have not expended funds for research and development costs since inception.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

We will be subject to Federal environmental laws and regulations that relate directly or indirectly to our operations including the National Environmental Policy Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act, and their implementing regulations, as well as numerous state and local environmental laws. These laws and regulations include: a) controlling the discharge of materials into the environment,

b) requiring removal and cleanup under certain circumstances, c) requiring the proper handling and disposal of waste materials, and, d) requirements otherwise relating to the protection of the environment. These laws and regulations have become more stringent in recent years and may, in certain circumstances, assess administrative, civil and criminal penalties and impose “strict liability”, rendering a company liable for environmental damage without regard to negligence or fault on the part of the company. Such laws and regulations may expose the company to liability for the conduct of or conditions caused by others or for acts of the company that were in compliance with all applicable laws and regulations at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business. We will conduct our operations in substantial compliance with all applicable environmental laws and regulations.

NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL-TIME EMPLOYEES

Coronado’s only current employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the company. The officers intend to work on a full time basis when we raise capital per our business plan. Our business plan calls for hiring eleven new full time employees during the next twelve months.

RISKS

Investors in Coronado should be aware of the following material risks associated with our business plan:

We are in the development stage of our business. Coronado has no operating history, no material current operations, and no profits. At this stage of our business plan, even with our good faith efforts, our shareholders are accepting a high probability of losing their investment.

While we fully intend to meet our goals per our business plan, our plan may not work. In such a scenario, we could remain as a start-up company with no material operations, revenues, or profits. Although management has been successful in planning and operating other solar window film businesses and believes their plan for Coronado will generate revenue and profit, there is no guarantee their past experiences will provide Coronado with similar future successes.

We have received a going concern opinion on our financial statements that raises substantial doubt as to our ability to continue as a going concern.

We may not have sufficient cash, assets, or revenues to cover our operating costs and allow us to continue as a going concern. If we are unable to raise additional funds in the equity securities market, we will be forced to rely on existing cash in the bank and funds loaned by the directors and officers. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, remain as a development stage company until such time as necessary funding could be raised in the equity securities market.

Our business strategy requires us to raise funds of $2,000,000 through a private placement. Without funding, we could remain as a start-up company with no material operations, revenues, or profits.

We intend to implement our business plan through the foreseeable future and will do our best to mitigate the risks associated with the business plan, however, there can be no assurance that our efforts will be successful. Depending upon the amount of additional funding we receive, we may be only partially successful or completely unsuccessful in implementing our business plan, and our shareholders may lose part or all of their investment.

Our competitors are well-established and have substantially greater financial, marketing, personnel and other resources than we do. Should we be unable to achieve enough customer market share in our industry, we may experience less revenue than anticipated and a significant reduction in our profit.

We plan to capitalize on our management’s contacts in the sun control glass field. While we believe we will be able to successfully compete against other similar companies, there is no assurance we will be successful in attracting enough residential and commercial owners to be a competitive force in our industry.

The current officers, William and Jeanette Talvy, are the sole officers and directors of the company, and at the same time, they are involved in other business activities. Coronado’s needs for their time and services could conflict with their other business activities. This possible conflict of interest could result in their inability to properly manage Coronado’s affairs, resulting in Coronado remaining a start-up company with no material operations, revenues, or profits.

We have not formulated a plan to resolve any possible conflicts that may arise. While Coronado and its officers and directors have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, they have verbally agreed to limit their roles in all other business activities to roles of passive investors and devote full time services to Coronado after we raise capital of $2,000,000 through the sale of securities through a private placement and are able to provide officers’ salaries per our business plan.

There is no current public market for Coronado’s securities. We have no current public offering and no proposed public offering of our equity. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

We plan to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers, the NASD. While this could create liquidity for our shareholders through public trading by securities dealers, we do not know when we will be able to file for trading. There is no guarantee of trading volume or trading price levels sufficient for investors to sell their stock, recover their investment in our stock, or profit from the sale of their stock.

If Coronado becomes listed for trading on the OTC Electronic Bulletin Board the trading in the company’s shares may be regulated by Securities and Exchange Commission Rule 15g-9 which established the definition of a “penny stock.”

The Securities and Exchange Commission Rule 15g-9 established the definition of a “penny stock”, for the purposes relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. The effective result of this Rule 15g-9, is that if the share price is below $5.00 there will be fewer purchasers qualified by their brokers to purchase shares of the company, and therefore a less liquid market for the securities.

REPORTS TO SECURITIES HOLDERS

We will provide an annual report that includes our financial information to our shareholders. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. We will become subject to disclosure filing requirements once our Form 10-SB becomes effective, including filing Form 10-KSB annually and Form 10-QSB quarterly. In addition, we will file Form 8 and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event that our obligation to file such reports is suspended under the Exchange Act.

The public may read and copy any materials that we file with the Securities and Exchange Commission, (“SEC”), at the SEC’s Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 2
PLAN OF OPERATION

Our current cash balance is $5,873. Management believes the current cash balance is sufficient to fund the current minimum level of operations through the fourth quarter of 2001, however, in order to advance the company’s business plan we must raise capital through the sale of equity securities. To date, we have sold $6,100 in equity securities. Sales of the company’s equity securities have allowed us to maintain a positive cash flow balance.

Our business plan includes the following future steps: complete all Form 10-SB filing requirements during months one through three, obtain a listing on the OTC Electronic Bulletin Board during months four through six, prepare a private placement memorandum during months seven through eight, and raise capital of $2,000,000 through the sale of common stock in a private placement by selling 2,000,000 shares at $1.00 per share, to accredited or sophisticated investors during months nine through ten. During month eleven, after raising capital, the Company intends to open one office in San Diego County, and one in Orange County, California. During months eleven through sixteen, in order to operate both offices for six months, we intend to expend $40,000 for two managers, $35,000 for two estimators/trainers, $90,000 for six installers, $25,000 for two office clerical employees, $45,000 for inventory, $10,000 for set-up and maintenance of the Company’s web site, $125,000 for advertising, $118,000 for purchase of computers and fixed assets, $10,000 for insurance, and $50,000 for rent and other operating expenses. After month sixteen, we intend to expand into Arizona by opening one new office in Phoenix.

We have begun the development stage of our company by securing an exclusive licensing agreement with our president for use of his advanced solar window film product design, and preparing a business plan. We will only be able to continue to advance our business plan after we receives capital funding through the sale of equity securities. After raising capital, we intend to hire employees, rent commercial space in San Diego and Orange County, purchase inventory, and begin development of our window tinting operations. We intend to use the equity capital to fund the business plan during the first twelve months as cash flow from sales is not estimated to begin until year two of the business plan. We will face considerable risk in each of our business plan steps, such as difficulty of hiring competent personnel within our budget and a shortfall of funding due to our inability to raise capital in the equity securities market. If no funding is received, we will be forced to rely on existing cash in the bank and funds loaned by the directors and officers. The officers and directors have not, as of the date of this filing, loaned any funds to the company. There are no formal commitments or arrangements to advance or loan funds to the company or repay any such advances or loans. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, we may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. We plan to purchase approximately $118,000 in furniture, computers, software during the next twelve months from proceeds of our equity security sales. Our business plan provides for an increase of eleven employees during the next twelve months.

ITEM 3
DESCRIPTION OF PROPERTY

Coronado’s principal executive office is located at 27735 Mountain Meadow Road, Suite 13, Escondido, California, our mailing address is P.O. Box 1058, San Marcos, California, 92079. The principal executive office and telephone number are provided by Mr. Talvy, the president of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by Mr. Talvy for other business purposes. Management considers our current principal office space arrangement adequate until such time as we achieve our business plan goal of raising capital of $2,000,000 and then begin hiring new employees per our business plan.

ITEM 4
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth information on the ownership of the company’s voting securities by officers, directors and major shareholders who own beneficially more than five percent of the company’s common stock through the most current date — July 25, 2001:

Title Of		Amount &	Percent
Class	Name	Nature of owner	Owned

Common	William Talvy	3,500,000	31%

Common	Jeanette Talvy	3,500,000	31%

Total Shares Owned by Officers & Directors As a Group		7,000,000	62%

(a)  Mr. Talvy received 5,000 shares of Coronado’s common stock on April 20, 1999 for a license agreement related to the company’s business plan. 45,000 shares of common stock were issued to him per a 10 for 1 stock split on March 30, 2000. 3,450,000 shares of Coronado’s common stock were issued to him per a 70 for 1 stock split on December 15, 2000.

(b)  Mrs. Talvy received 5,000 shares of Coronado’s common stock on April 20, 1999 for administrative services and services related to the company’s business plan. 45,000 shares of common stock were issued to her per a 10 for 1 stock split on March 30, 2000. 3,450,000 shares of Coronado’s common stock were issued to her per a 70 for 1 stock split on December 15, 2000.

ITEM 5
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS

The Directors and Officers of Coronado, all of those whose one year terms will expire 3/15/02, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address	Age	Position	Date First Elected	Term Expires

William Talvy	58	President,	3/15/99	3/15/02

P.O. Box 1058		Treasurer

San Marcos, CA 92079		Director

Jeanette Talvy	54	Secretary,	3/15/99	3/15/02

P.O. Box 1058		Director

San Marcos, CA 92079

Each of the foregoing persons may be deemed a “promoter” of the company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

The directors, William and Jeanette Talvy, are husband and wife.

No Officer or Director of the corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Officer or Director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Officer or Director of the corporation is the subject of any pending legal proceedings.

Resumes

William Talvy, President, Treasurer & Director

1991 – Current	President, Contract Window Tinting, Inc., in Southern California, Arizona, and Nevada: responsible for marketing and estimating for large commercial customers, all job installation work, installer training, quality control, and customer service.

Jeanette Talvy, Secretary & Director

1991 – Current	Secretary, Treasurer, Contract Window Tinting, Inc., in Southern California, Arizona, and Nevada: responsible for sales and training for national retail accounts, marketing and estimating for residential customers and small to mid-size commercial customers, management of office staff, accounts receivable collections, accounts payable, tax compliance, and financial reports.

ITEM 6
EXECUTIVE COMPENSATION

The company’s current officers receive no compensation.

Summary Compensation Table

Name &				Other	Restricted		LTIP
principle		Salary	Bonus	annual	stock	Options	Payouts	All other
position	Year	($)	($)	compensation($)	awards ($)	SARs	($)	compensation($)

W Talvy President	1999 2000	-0- -0-	-0- -0-	-0- -0-	5,000 -0-	-0- -0-	-0- -0-	-0- -0-

J Talvy Secretary	1999 2000	-0- -0-	-0- -0-	-0- -0-	5,000 -0-	-0- -0-	-0- -0-	-0- -0-

There are no current employment agreements between the company and its executive officers.

The board agreed to pay Mr. Talvy for a license agreement related to the company’s business plan 5,000 shares of Coronado’s common stock on April 20, 1999. The stock was valued at the price unaffiliated investors paid for stock sold by the company, $1.00 per share. On March 30, 2000, 45,000 shares of common stock were issued to him per a 10 for 1 stock split. On December 15, 2000, 3,450,000 shares of Coronado’s common stock were issued to him per a 70 for 1 stock split.

The board agreed to pay Mrs. Talvy for administrative services and services related to the company’s business plan 5,000 shares of Coronado’s common stock on April 20, 1999. The stock was valued at the price unaffiliated investors paid for stock sold by the company, $1.00 per share. On March 30, 2000, 45,000 shares of common stock were issued to her per a 10 for 1 stock split. On December 15, 2000, 3,450,000 shares of Coronado’s common stock were issued to her per a 70 for 1 stock split.

The terms of these stock issuances were as fair to the company, in the board’s opinion, as could have been made with an unaffiliated third party.

The officers currently devote an immaterial amount of time to manage the affairs of the company. The directors and principal officers have agreed to work with no remuneration until such time as we receive sufficient revenues necessary to provide proper salaries to all officers and compensation for directors’ participation. The officers and the board of directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $25,000 at each month end. When positive cash flow reaches $25,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will benefit the company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the corporation in the event of retirement at a normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation.

ITEM 7
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principal executive office and telephone number are provided by Mr. Talvy, the president of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by Mr. Talvy for other business purposes.

ITEM 8
DESCRIPTION OF SECURITIES

The company’s Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights, redemption or sinking fund provisions with respect to such shares.

PART II

ITEM 1
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND
OTHER SHAREHOLDER MATTERS

We plan to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current “bids”, “asks” and volume.

As of the date of this filing, there is no public market for our securities. There has been no public trading of the company’s securities, and, therefore, no high and low bid pricing of the securities. As of July 25, 2001, Coronado had 62 shareholders of record. We have paid no cash dividends and have no outstanding options.

ITEM 2
LEGAL PROCEEDINGS

Coronado Resources is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

ITEM 3
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
CONTROL AND FINANCIAL DISCLOSURE

None.

ITEM 4
RECENT SALES OF UNREGISTERED SECURITIES

On April 20, 1999, the shareholders authorized the issuance of 5,000 shares of common stock for services to the two officers and directors of the company for a total of 10,000 Rule 144 shares. We relied upon Section 4(2) of Securities Act of 1933, as amended. The company issued the shares in satisfaction of management services rendered by the officers and directors, which does not constitute a public offering.

From the period of approximately June 1, 1999 until June 30, 1999, the company offered and sold 6,100 shares at $1.00 per share to 60 non-affiliated private investors. We relied upon Section 4(2) of the Securities Act of 1933, as amended. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

Under the Securities Act of 1933, all sales of an issuer’s securities or by a shareholder, must be made either (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer’s quarterly reports and annual reports; (b) Rule 144 allows the resale of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resales by non-affiliate holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

On March 30, 2000 the Board of Directors authorized a forward stock split of 10 for 1 and on December 15, 2000, the Board of Directors authorized a forward stock split of 70 for 1 resulting in a total of 11,270,000 shares of common stock issued and outstanding.

ITEM 5
INDEMNIFICATION OF DIRECTORS AND OFFICERS

Coronado’s By-Laws allow for the indemnification of company Officers and Directors in regard to their carrying out the duties of their offices. The Board of Directors will make determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145 of the Nevada General Corporation Law.

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

“1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of any fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had a reasonable cause to believe that his conduct was unlawful.

2.     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be In or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections one and two, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

4.     Any indemnification under sections one and two, unless ordered by a court or advanced pursuant to section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

a.	By the stockholders;

b.	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

c.	If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

d.	If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5.     The certificate of articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

6.     The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

a.	Does not include any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 2 or for the advancement of expenses made pursuant to section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omission involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

b.	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

c.	The Company’s Articles of Incorporation provides that “the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time.”

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

PART F/S

The audited financial statements of Coronado Resources for the period ended June 30, 2001 and the years ended December 31, 2000 and 1999 and related notes which are included in this offering have been examined by G. Brad Beckstead, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

Coronado Resources, Inc.
(A Development Stage Company)

Balance Sheets
as of
June 30, 2001
and
December 31, 2000

and

Statements of Income,
Stockholders’ Equity, and
Cash Flows
for the six months ended
June 30, 2001,
the year ended
December 31, 2000,
and the period
March 10, 1999 (inception) to
June 30, 2001

PAGE

Independent Auditor’s Report	F1

Balance Sheet	F2

Income Statement	F3

Statement of Stockholders’ Equity	F4

Statement of Cash Flows	F5

Footnotes	F6 - F8

G. BRAD BECKSTEAD
Certified Public Accountant

330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
425.928.2877 (efax)

INDEPENDENT AUDITOR’S REPORT

July 18, 2001

Board of Directors
Coronado Resources, Inc.
Reno, NV

I have audited the Balance Sheet of Coronado Resources, Inc. (the “Company”) (a development stage company), as of June 30, 2001 and December 31, 2000 and the related Statements of Operations, Stockholders’ Equity, and Cash Flows for the six months ended June 30, 2001, the year ended December 31, 2000, and for the period from March 10, 1999 (date of inception) through June 30, 2001. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coronado Resources, Inc. (a development stage company) as of June 30, 2001 and December 31, 2000 and the results of its operations and its cash flows for the six months ended June 30, 2001, the year ended December 31, 2000, and for the period March 10, 1999 (date of inception) through June 30, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ G. Brad Beckstead

-F1-

Coronado Resources, Inc.
(A Development Stage Company)
Balance Sheet

	June 30,	December 31,
	2001	2000

Assets

Current assets:

Cash and equivalents	$5,873	$6,158

Total current assets	5,873	6,158

	$5,873	$6,158

Liabilities and Stockholders’ Equity

Current liabilities	$—	$100

Total current liabilities	—	100

Stockholders’ equity:

Common stock, $0.001 par value, 50,000,000 shares authorized, 11,270,000 shares issued and outstanding	11,270	11,270

Additional paid-in capital	4,830	4,830

(Deficit) accumulated during development stage	(10,227)	(10,042)

	5,873	6,058

	$5,873	$6,158

The accompanying notes are an integral part of these financial statements.

-F2-

Coronado Resources, Inc.
(A Development Stage Company)
Statement of Operations

	6 month	6 month		March 10, 1999
	period ending	period ending	Year ending	(inception) to
	June 30,	June 30,	December 31,	June 30,
	2001	2000	2000	2001

Revenue	$—	$—	$—	$—

Expenses:

General administrative expenses	185	—	42	10,227

Total expenses	185	—	42	10,227

Net (loss)	$(185)	$—	$(42)	$(10,227)

Weighted average number of common shares outstanding	11,270,000	11,270,000	10,218,552	10,555,064

Net (loss) per share	$(0)	$—	$(0)	$(0)

The accompanying notes are an integral part of these financial statements.

-F3-

Coronado Resources, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders’ Equity
For the period March 10, 1999 (Date of Inception) to June 30, 2001

				Deficit
				Accumulated
	Common Stock		Additional	During	Total
			Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

April 20, 1999
Founders shares issued
for license & services	7,000,000	$10,000	$—	$—	$10,000

June 30, 1999

Shares issued for cash	4,270,000	6,100	—		6,100

Net (loss) for the period ended

December 31, 1999				(10,000)	(10,000)

Balance, December 31, 1999	11,270,000	16,100	—	(10,000)	6,100

Reclassification of paid-in capital		(4,830)	4,830		—

Net (loss) for the year ended

December 31, 2000				(42)	(42)

Balance, December 31, 2000	11,270,000	11,270	4,830	(10,042)	6,058

Net (loss) for the period ended

June 30, 2001				(185)	(185)

Balance, June 30, 2001	11,270,000	$11,270	$4,830	$(10,227)	$5,873

The accompanying notes are an integral part of these financial statements.

-F4-

Coronado Resources, Inc.
(A Development Stage Company)
Statement of Cash Flows

	6 months	Year	March 10, 1999
	ending	ending	(inception) to
	June 30,	December 31,	June 30,
	2001	2000	2001

Cash flows from operating activities

Net (loss)	$(185)	$(42)	$(10,227)

Shares issued for license & services			10,000

Adjustments to reconcile net (loss) to net cash (used) by operations:	—

Increase (Decrease) in current liabilities	(100)	100	—

Net cash (used) by operating activities	(285)	58	(227)

Cash flows from investing activities	—	—	—

Cash flows from financing activities

Issuance of common stock	—	—	6,100

Net cash provided by financing activities	—	—	6,100

Net increase (decrease) in cash	(285)	58	5,873

Cash — beginning	6,158	6,100	—

Cash — ending	$5,873	$6,158	$5,873

Supplemental disclosures:

Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

Non-cash investing and financing activities:

Common stock issued for license & services	$—	$—	$10,000

Number of shares issued for license & services	—	—	7,000,000

The accompanying notes are an integral part of these financial statements.

-F5-

Coronado Resources, Inc.
Notes

Note 1 — Significant accounting policies and procedures

Organization

The Company was organized March 10, 1999 (Date of Inception) under the laws of the State of Nevada, as Coronado Resources, Inc. The Company is authorized to issue 50,000,000 shares of $0.001 par value common stock. The Company has limited operations, and in accordance with SFAS #7, the Company is considered a development stage company.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue recognition

The Company recognizes revenue on an accrual basis as it invoices for services.

Reporting on the costs of start-up activities

Statement of Position 98-5 (SOP 98-5), “Reporting on the Costs of Start-Up Activities,” which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company’s financial statements.

Loss per share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) “Earnings Per Share”. Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of June 30, 2001.

Advertising Costs

The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses for the period ended June 30, 2001.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets

Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at June 30, 2001.

Segment reporting

The Company follows Statement of Financial Accounting Standards No. 130, “Disclosures About Segments of an Enterprise and Related Information”. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

-F6-

Coronado Resources, Inc.
Notes

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Income taxes

The Company follows Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements

The FASB recently issued Statement No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133”. The Statement defers for one year the effective date of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company’s revenue recognition policies.

Note 2 — Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

U.S federal statutory rate	(34.0%)

Valuation reserve	34.0%

Total	—%

-F7-

Coronado Resources, Inc.
Notes

As of June 30, 2001, the Company has a net operating loss carryforward of approximately $10,000 for tax purposes, which will be available to offset future taxable income. If not used, this carryforward will expire in 2019 and 2020. The deferred tax asset relating to the operating loss carryforward of approximately $3,400 has been fully reserved at June 30, 2001.

Note 3 — Stockholder’s equity

The Company is authorized to issue 50,000,000 shares of its $0.001 par value common stock.

All references to shares issued and outstanding reflect the 10-for-1 forward stock split effected March 27, 2000, and the 70-for-1 forward stock split effected December 15, 2000.

On April 20, 1999, the Company issued 7,000,000 shares of its $.001 par value common stock to its officers as founders stock issued for a license agreement and services valued at $10,000.

During June, 1999, the Company issued 4,270,000 shares of its $.001 par value common stock for cash in the amount of $6,100.

There have been no other issuances of common stock.

Note 4 — Going concern

The Company’s financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 5 — Related party transactions

Office space and services are provided without charge by a director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 6 — Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

-F8-

PART III

EXHIBITS

Exhibit 2	Plan of acquisition, reorganization or liquidation	None

Exhibit 3(i)	Articles of Incorporation	Included

Exhibit 3(ii)	Bylaws	Included

Exhibit 4	Instruments defining the rights of holders	None

Exhibit 9	Voting Trust Agreement	None

Exhibit 10	Licensing Agreement	Included

Exhibit 11	Statement re: computation of per share earnings	See Financial Stmts.

Exhibit 16	Letter on change of certifying accountant	None

Exhibit 21	Subsidiaries of the registrant	None

Exhibit 23	Consent of experts and counsel	Included

Exhibit 24	Power of Attorney	None

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Coronado Resources, Inc.

Date 7/25/01	By /s/ William Talvy William Talvy, Pres., Treas. & Director

Date 7/25/01	By /s/ Jeanette Talvy Jeanette Talvy, Secretary & Director